EXHIBIT 21.1

Subsidiaries of the Registrant as of December 31, 2020

Name	Jurisdiction
Amarin Pharmaceuticals Ireland Limited	Ireland
Amarin Pharma, Inc.	United States
Ester Neurosciences Limited	Israel
Amarin Switzerland GmbH	Switzerland
Amarin Germany GmbH	Germany
Amarin France SAS	France
Amarin UK Limited	United Kingdom
Amarin Italy S.r.l	Italy